UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY CORPORATION File No. 70-9749 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarterly period ended March 31, 2003, the transactions described below, which were proposed by Entergy Corporation (the "Company" or "Entergy") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated April 3, 2001.

(1) The per share purchase and market prices for each sale of common stock, preferred stock or other forms of preferred or equity linked securities on the date of each sale.	None.
(2) The total number of shares of common stock issued or available for issuance under options granted during the reporting period.	14,527,625 shares of common stock are available for issuance pursuant to the terms of options granted during this period.
(3) The number and price of, and restrictions on, common shares issued in connection with the acquisition of another business.	None.
(4) The principal amount of, and the terms and conditions associated with the issuance of Long-Term Debt.

On March 27, 2003, Entergy issued $72,000,000 in aggregate principal amount of the Company's 6.17% Senior Notes due March 15, 2008 and $86,000,000 in aggregate principal amount of the Company's 7.06% Senior Notes due March 15, 2011. The Senior Notes are subject to the terms and conditions contained in (i) an Indenture, which is incorporated by reference as Exhibit 4(a)(4) to Entergy's Annual Report on Form 10-K for the fiscal year ended December 31, 2002,and (ii) Officer's Certificates, which are incorporated by reference as Exhibits 4(c) and 4(d), respectively, to Entergy's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(5) The principal amount of, and the terms and conditions associated with, the issuance of Short-Term Debt.	On January 15, 2003, Entergy executed a Letter Agreement with KBC Bank providing for a $10,000,000 uncommitted line of credit, which Letter Agreement is filed herein as Exhibit 5(a).
(6) The notional amount and principal terms of, and the counter parties to, any Interest Rate Hedge or Anticipatory Hedge entered into during the reporting period.	None.
(7) The name of, and amount invested in, any new Financing Subsidiary.	None.
(8) A list of all Form U-6B-2 filings made during the reporting period, including the date of the filing.	None.

(9) Entergy's consolidated balance sheet and the balance sheet for any company that engaged in a financing transaction during the reporting period, each showing the type and outstanding amount of debt or equity, as the case may be.

Entergy's consolidated balance sheet is incorporated by reference to Entergy's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
(10) A calculation of Entergy's debt to equity ratio for the quarter ending March 31, 2003.	Filed herein as Exhibit 10(a).

IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 27th day of May, 2003.

ENTERGY CORPORATION

By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer